UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           INNOVIR LABORATORIES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.13 per share par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45764Y106
             -------------------------------------------------------
                                 (CUSIP Number)


James W. Giddens, solely in his   with a copy to:     Richard M. Siegel, Esq.
  capacity as trustee for the                       Hughes Hubbard & Reed LLP
liquidation of the business of A.R.                   One Battery Park Plaza
        Baron & Co., Inc.                          New York, New York 10004-1482
          P.O. Box 359                                     212-837-6000
      Bowling Green Station
    New York, New York 10274
          212-425-3005
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  July 11, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person'sinitial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D
- --------------------------------------------------------------------------------
CUSIP No. 45764Y106
- --------------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       James W. Giddens, solely in his capacity as trustee under SIPA pursuant to the court order described herein
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
  3    SEC USE ONLY

- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
                                       00
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)
                                                                             |_|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
- ------ -------------------------------------------------------------------------
                      ----- ----------------------------------------------------
                       7    SOLE VOTING POWER

     NUMBER OF                   199,128 shares
                      ----- ----------------------------------------------------
                      ----- ----------------------------------------------------
       SHARES          8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY
                      ----- ----------------------------------------------------
                      ----- ----------------------------------------------------
        EACH           9    SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                    199,128 shares
                      ----- ----------------------------------------------------
                      ----- ----------------------------------------------------
        WITH           10   SHARED DISPOSITIVE POWER

                                 991,874 shares
                      ----- ----------------------------------------------------
- ------ -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,191,002 shares
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------

- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      19.9%
- ----- -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
                                       IN
- ------ -------------------------------------------------------------------------

Item 1.   Security and Issuer

          This statement on Schedule 13D (this "Statement") relates to shares of common stock, par value of $0.13 per share ("Common Stock"), of Innovir Laboratories, Inc. (the "Issuer"), which has its principal executive offices at 510 East 73rd Street, New York, New York, 10021.

Item 2.   Identity and Background

          (a) The person filing this statement is James W. Giddens, solely in his capacity as trustee for the liquidation of the business of A.R. Baron & Co., Inc., a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "Act") and a Delaware corporation ("ARB"), pursuant to the Court Order (as defined and further described below) under section 78eee(b)(3) of the Securities Investor Protection Act ("SIPA"), with all the duties and powers of a trustee as prescribed in SIPA (the "Trustee"). The Trustee was appointed pursuant to an order of the United States District Court for the Southern District of New York, dated July 11, 1996 (the "Court Order"), attached hereto as Exhibit 1. By operation of law, the Trustee is in possession and effective control of the assets of ARB. Those assets include the shares of Common Stock described in Item 5 as to which the Trustee may have beneficial ownership.

          (b) The Trustee's business address is One Whitehall Street, 18th Floor, New York, NY 10004 and his mailing address is P.O. Box 359, Bowling Green Station, New York, New York 10274.

          (c) Mr. Giddens, in his individual capacity, is a member of the law firm of Hughes Hubbard & Reed LLP, a New York limited liability partnership, whose principal place of business is One Battery Park Plaza, New York, NY 10004.

          (d)-(e) During the past five years, the Trustee (and Mr. Giddens, in his individual capacity) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which the Trustee (or Mr. Giddens, in his individual capacity) was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Trustee is a United States citizen.

Item 3.   Source and Amount of Funds

          As described in Item 2(a) above, the Trustee succeeded to the Shares (as defined below) pursuant to the Court Order.

Item 4.   Purpose of Transaction

          The Trustee was appointed to fulfill the duties of a trustee under SIPA, and is acting solely in connection therewith. In his capacity as Trustee, the Trustee intends to dispose of the Shares in an orderly fashion in order to maximize the value realized for the estate of ARB consistent with applicable law and his duties and powers as prescribed in SIPA.

          Other than as stated above, the Trustee has no plans or proposals which relate to or would result in any of the following:

          (a) The acquisition by any person of additional securities of the Issuer;

          (b) An   extraordinary   corporate   transaction  such  as  a  merger,
              reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes  in  the   Issuer's   charter,   by-laws  or   instruments
              corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Company

     (a) The Trustee believes that, for the purposes of Rule 13d-3(a) under the Act, the Trustee may be the beneficial owner of a total of 1,191,002 shares (the "Shares") of Common Stock, of which 296,703 are shares of Common Stock underlying currently excercisable Redeemable Class A and Class B Warrants of the Issuer and 53,325 are shares of Common Stock underlying currently exercisable Unit Purchase Options of the Issuer (the Unit Purchase Options represent currently exercisable options to purchase 17,775 shares of Common Stock and options to purchase Redeemable Class A and Class B Warrants exercisable to purchase 35,550 shares of Common Stock). The Shares represent approximately 19.9% of the total outstanding shares of Common Stock (based on the Issuer's most recently available filing with the Securities and Exchange Commission). As of the date of the Court Order, 199,128 of the Shares (the "Proprietary Shares") were directly owned by ARB, and 991,874 of the Shares (the "Pledged Shares") were pledged to ARB by 110958 Ontario Inc., Ken Stokes and Eric Broadley (collectively, the "Note Obligors") pursuant to Secured Demand Note Collateral Agreements for Equity Capital dated May 22, 1996, August 31, 1995 and September 4, 1995, respectively (collectively, the "Security Agreements"), by the Note Obligors in favor of ARB as security for the Note Obligors' obligations pursuant to Secured Demand Notes dated May 22, 1996, August 31, 1995 and September 4, 1995, respectively (collectively, the "Notes"), by the Note Obligors in favor of ARB. The Security Agreements and the Notes are summarized in part herein and such summaries are qualified by reference to the copies of such documents attached hereto as Exhibits 2 through 7. Pursuant to the Security Agreements, the Pledged Shares are held of record by Bear Stearns as nominee for ARB and ARB has the right under certain conditions to liquidate the Pledged Shares.

          (b) The Trustee possesses the sole power to vote or direct the vote of the Proprietary Shares. The Trustee has the sole power to dispose or to direct the disposition of all of the Proprietary Shares and the right under certain circumstances to dispose or direct the disposition of all of the Pledged Shares.

          (c) Other than the acquisition of the Shares pursuant to the Court Order as described above, during the past sixty days, neither the Trustee nor Mr. Giddens, in his individual capacity, has effected any transactions in the Common Stock.

          (d) Except as disclosed in Item 5(a) above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as noted above, the Trustee does not have any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.   Material To Be Filed as Exhibits


         Exhibit Number                             Title
         --------------                             -----

               1              Order of the United States  District Court for the
                              Southern District of New York, entered on July 11,
                              1996, appointing James W. Giddens as trustee for the liquidation of the business of A.R. Baron &
                              Co., Inc. ("ARB")

               2              Secured  Demand  Note  Collateral   Agreement  for
                              Equity  Capital,  dated May 22, 1996,  between ARB
                              and 110958 Ontario Inc.

               3              Secured Demand Note,  dated May 22, 1996,  between
                              ARB and 110958 Ontario Inc.

               4              Secured  Demand  Note  Collateral   Agreement  for
                              Equity Capital, dated August 31, 1995, between ARB
                              and Ken Stokes

               5              Secured  Demand  Note,   dated  August  31,  1995,
                              between ARB and Ken Stokes

               6              Secured  Demand  Note  Collateral   Agreement  for
                              Equity Capital,  dated September 4, 1995,  between
                              ARB and Eric Broadley

               7 Secured Demand Note, dated September 4, 1995, between ARB and Eric Broadley


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated:  August 27, 1996



                                        By:  /s/ James W. Giddens
                                             -----------------------------------
                                             James W. Giddens, solely as trustee
                                             pursuant to a court order dated
                                             July 11, 1996


Exhibit Number             Title                        Method of Filing         Page
- --------------             -----                        ----------------         ----

      1        Order of the United States District       Filed herewith          6
               Court for the Southern District of
               New York, entered on July 11, 1996,
               appointing James W. Giddens as the
               trustee for the liquidation of the
               business of A.R. Baron & Co., Inc.
               ("ARB")


                                       6

      2        Secured Demand Note Collateral            Filed herewith          8
               Agreement for Equity Capital, dated
               May 22, 1996, between ARB and 110958
               Ontario Inc.

      3        Secured Demand Note, dated May 22,        Filed herewith          15
               1996, between ARB and 110958 Ontario
               Inc.

      4        Secured Demand Note Collateral            Filed herewith          18
               Agreement for Equity Capital, dated
               August 31, 1996, between ARB and Ken
               Stokes

      5        Secured Demand Note, dated August        Filed herewith           25
               31, 1996, between ARB and Ken Stokes

      6        Secured Demand Note Collateral           Filed herewith           28
               Agreement for Equity Capital, dated
               September 4, 1995, between ARB and
               Eric Broadley

      7        Secured Demand Note, date September      Filed herewith           36
               4, 1996, between ARB and Eric
               Broadley
